







# AUR RESOURCES INC. REPORTS NET EARNINGS OF US$84.1 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$85.6 MILLION IN THE SECOND QUARTER OF 2007

(All dollar amounts are expressed in United States currency unless otherwise stated.)

TORONTO, ONTARIO – (Marketwire – Wednesday August 1, 2007) – Aur Resources Inc. (TSX: AUR; SSE: AUR) today announced net earnings and operating cash flow for the second quarter of $84.1 million and $85.6 million, respectively. Net earnings and operating cash flow for the first six months were $141.9 million and $164.6 million, respectively.

"Aur's operating and financial results continue to exceed the 2007 operating plan as both metal production and prices remain strong" said Jim Gill, Aur's President and CEO. "Aur shareholders who elect to receive Teck Cominco shares as a component of its cash plus share offer to purchase Aur will continue to benefit from the positive contribution Aur's assets will make to the continued growth of Teck Cominco".



## Second Quarter Highlights

- **Net Earnings of $84.1 million**, $0.85 (CDN$0.96) per share.
- **Cash Flow from Operating Activities of $85.6 million.**
- **Dividends of CDN$4.9 million declared on June 1, 2007,** paid to Aur shareholders July 3, 2007.
- **Cash totaled $594.3 million** equal to $6.04 (CDN$6.43) per share as at June 30, 2007, $128.0 million of which was restricted cash.
- **Duck Pond Mine achieved commercial production.**
- **Positive initial drill results for Quebrada Blanca Hypogene Copper Deposit.**

## Teck Cominco Offer for Aur

**On July 17, 2007, Teck Cominco Limited made a CDN$4.1 billion cash and share offer to purchase 100% of the shares of Aur.**

2501 – 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614 Fax: 416-367-0427; www.aurresources.com



## Management's Interim Discussion and Analysis

*The following is management's interim discussion and analysis of the consolidated financial position and results of operations and should be read in conjunction with the consolidated audited financial statements and management's discussion and analysis included in Aur's 2006 Annual Report.*

### Financial Results

Second Quarter

Mining revenues were $214.4 million in the second quarter of 2007, compared to $219.4 million for the same period in 2006. Net earnings were $84.1 million, equal to $0.85 per share for the quarter, a 10.4% decrease from net earnings of $94.0 million or $0.97 per share for the same quarter last year. Cash flow from operating activities was $85.6 million, equal to $0.87 per share, compared to $151.7 million or $1.57 per share in the second quarter of 2006. The decrease in cash flow was primarily due to a $44.7 million reduction in non-cash working capital items, principally in taxes payable. Aur's consolidated unrestricted cash position increased by $20.5 million to $466.3 million and working capital increased by $80.5 million to $390.6 million from March 31, 2007.

Aur's realized copper price, including $0.05 per pound of cathode sales premiums and a $0.05 per pound of quotational period pricing adjustments, averaged $3.57 per pound in the second quarter of 2007, compared to the LME average price for the quarter of $3.47 per pound.

Six Months

Mining revenues were $370.8 million for the six months ended June 30, 2007, approximately 4.6% higher than the $354.5 million for the same period in 2006. Net earnings were $141.9 million, equal to $1.44 per share for the six months ended June 30, 2007, a 0.9% increase over net earnings of $140.8 million or $1.45 per share for the same period last year. Cash flow from operating activities was $164.6 million, equal to $1.67 per share in 2007, compared to $227.7 million or $2.35 per share in 2006. The decrease was primarily due to a $60.9 million reduction in non-cash working capital items, primarily $72.6 million of cash taxes paid during the six month period ended June 30, 2007, compared to $37.7 million of cash taxes paid during the same period in 2006. Aur's consolidated unrestricted cash position at June 30, 2007 decreased by $164.0 million to $466.3 million from December 31, 2006, and working capital decreased by $41.7 million to $390.6 million.

Aur's realized copper price, including $0.03 per pound of cathode sales premiums and $0.02 per pound of quotational period pricing adjustments, averaged $3.13 per pound during the six months ended June 30, 2007, compared to the LME average price of $3.08 per pound for the year to date.



The following table presents a summary of Aur's Consolidated Statements of Operations for the periods ended June 30, 2007 and 2006:

| | Three months ended June 30 ($000's) | | | Six months ended June 30 ($000's) | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| Mining revenues | **214,366** | 219,442 | (5,076) | **370,778** | 354,546 | 16,232 |
| Mining expenses | **(58,070)** | (40,017) | (18,053) | **(104,414)** | (79,220) | (25,194) |
| Depreciation & amortization | **(13,528)** | (7,225) | (6,303) | **(25,289)** | (14,715) | (10,574) |
| Mine closure & site restoration | **(1,255)** | (369) | (886) | **(1,714)** | (699) | (1,015) |
| ENAMI copper price participation | **(7,563)** | (11,453) | 3,890 | **(12,846)** | (15,733) | 2,887 |
| Non-controlling interests | **(22,189)** | (34,447) | 12,258 | **(38,696)** | (52,952) | 14,256 |
| **Operating earnings** | **111,761** | 125,931 | (14,170) | **187,819** | 191,227 | (3,408) |
| Business development | **(2,518)** | (2,041) | (477) | **(3,678)** | (3,886) | 208 |
| Administration | **(2,149)** | (2,123) | (26) | **(4,474)** | (4,959) | 485 |
| Interest on long-term debt | **(3,155)** | (2,110) | (1,045) | **(6,335)** | (4,219) | (2,116) |
| Stock-based compensation | **(1,086)** | (372) | (714) | **(2,087)** | (931) | (1,156) |
| Taxes | **(24,927)** | (30,870) | 5,943 | **(44,755)** | (46,598) | 1,843 |
| Interest income | **6,784** | 5,351 | 1,433 | **14,046** | 9,229 | 4,817 |
| Other | **(585)** | 201 | (786) | **1,409** | 922 | 487 |
| **Net earnings** | **84,125** | 93,967 | (9,842) | **141,945** | 140,785 | 1,160 |
| **Basic earnings per share** | **0.85** | 0.97 | (0.12) | **1.44** | 1.45 | (0.01) |

## Metal Production and Sales

Second Quarter

Metal production from the Andacollo, Quebrada Blanca and Duck Pond Mines in the second quarter of 2007 was 62.5 million pounds of copper 12.1 million pounds of zinc, 110,000 ounces of silver and 797 ounces of gold, compared to 53.9 million pounds of copper in the second quarter of 2006. Mining revenues were $214.4 million in the second quarter of 2007, a $5.1 million decrease from the same period in 2006. The decrease was primarily due to $0.49 per pound lower realized copper prices, despite 3.6 million more pounds of copper being sold during the second quarter, compared to the same period in 2006.

Minesite cash operating costs were $58.1 million in the second quarter of 2007, compared to $40.0 million in 2006. Aur's cash operating cost per pound of copper sold was $0.86 for the quarter, $0.12 per pound higher than in the second quarter of 2006. Increased energy, reagent and labour costs were primarily responsible for the higher unit operating costs.

Six Months

Metal production from the Andacollo, Quebrada Blanca and Duck Pond Mines for the six month period ended June 30, 2007 was 122.3 million pounds of copper, 15.3 million pounds of zinc, 145,000 ounces of silver and 1,100 ounces of gold, compared to 109.1 million pounds of copper in 2006. Aur produced 13.2 million more pounds of copper in 2007, compared to 2006, which included 9.3 million pounds produced from the Duck Pond Mine which commenced production in 2007. Mining revenues were $370.8 million in 2007, a $16.2 million increase over the same period in 2006. The increase was primarily due to 8.0 million more pounds of copper sold in 2007, compared to 2006, despite a $0.16 per pound lower realized copper price.

Minesite cash operating costs were $104.4 million for the six months ended June 30, 2007, compared to $79.2 million in 2006. Aur's average cash operating cost per pound of copper sold, net of zinc, silver and gold credits was $0.83 in 2007, $0.09 per pound higher than in 2006. The higher unit operating costs resulted primarily from higher energy, reagent and labour costs in 2007, compared to 2006.



The following tables present the calculation of cash operating costs per pound of copper sold, net of by-product credits, for the three months and six months ended June 30, 2007 and 2006:

**Cash Operating Costs** [1]

| | Three months ended June 30 | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **$000's** | **$/lb.** | $000's | $/lb. |
| Mining expenses | **58,052** | **1.01** | 40,017 | 0.74 |
| By-product credits | | | | |
| Zinc | **(7,657)** | **(0.13)** | - | - |
| Silver | **(701)** | **(0.02)** | - | - |
| Gold | **(243)** | **(0.00)** | - | - |
| Cash operating costs | **49,451** | **0.86** | 40,017 | 0.74 |
| Copper sold (000's lbs.) | **57,637** | | 54,002 | |

**Cash Operating Costs** [1]

| | Six months ended June 30 | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **$000's** | **$/lb.** | $000's | $/lb. |
| Mining expenses | **104,414** | **0.90** | 79,220 | 0.74 |
| By-product credits | | | | |
| Zinc | **(7,657)** | **(0.07)** | - | - |
| Silver | **(701)** | **(0.00)** | - | - |
| Gold | **(243)** | **(0.00)** | - | - |
| Cash operating costs | **95,813** | **0.83** | 79,220 | 0.74 |
| Copper sold (000's lbs.) | **115,747** | | 107,780 | |

(1) Aur, and the mining industry in general, utilize unit cost, net of by-product credits, information to better understand costs and reporting period fluctuations. There are no industry standardized measures used in calculating unit cash costs and this data is intended only to provide information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

**Mine Operating Earnings** [2]

The following table presents a summary of mine operating earnings for the periods ended June 30, 2007 and 2006.

| | **Three months ended ($000's)** | | | **Six months ended ($000's)** | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Change | **2007** | 2006 | Change |
| Andacollo | **29,049** | 30,426 | (1,377) | **52,729** | 50,851 | 1,878 |
| Quebrada Blanca | **118,156** | 148,999 | (30,843) | **204,544** | 224,475 | (19,931) |
| Duck Pond | **9,091** | - | 9,091 | **9,091** | - | 9,091 |
| | **156,296** | 179,425 | (23,129) | **266,364** | 275,326 | (8,962) |

(2) Mine operating earnings equals mining revenues less mining expenses.



**Mine Operating Cash Flow**

Cash flow from mine operating activities was $81.8 million in the second quarter of 2007 and $161.5 million for the year to date, compared to $154.2 and $239.2 million for the same periods last year. The decreases were primarily due to the reductions in non-cash working capital principally taxes payable.

***Andacollo Mine***

Second Quarter

The Andacollo Mine produced 10.0 million pounds of LME registered cathode copper during the second quarter of 2007, compared to 8.7 million pounds in the second quarter of 2006. A total of 5.4 million tonnes of rock, of which 0.9 million tonnes was heap leach ore, 0.3 million tonnes was dump leach ore and 2.4 million tonnes was capitalized pre-stripping of waste for the Hypogene Deposit currently under development was mined at a strip ratio of 1.6:1. A total of 3.7 million tonnes of rock, of which 1.0 million tonnes was heap leach ore and 0.7 million tonnes was dump leach ore was mined at a strip ratio of 1.9:1 in the second quarter of 2006.

Andacollo's revenues of $36.8 million, generated from the sale of 9.8 million pounds of copper in the second quarter of 2007, were equivalent to the revenues of $36.8 million in the second quarter of 2006. Cash operating costs were $7.7 million; $1.4 million higher than for the same period in 2006 principally due to the higher copper production. Cash operating costs were $0.79 per pound of copper sold in the second quarter of 2007, $0.06 per pound higher than in 2006, principally due to t higher energy, reagent and labour costs. Cash flow from operating activities was $16.7 million in the second quarter of 2007, compared to $28.0 million in 2006. Expenditures on property, plant and equipment were $7.2 million in the second quarter, including $6.6 million on the development of the Hypogene Deposit, compared to $3.0 million in 2006.

Six Months

Andacollo produced 21.6 million pounds of LME registered cathode copper during the six months ended June 30, 2007, compared to 20.4 million pounds for the same period in 2006. A total of 10.3 million tonnes of rock, of which 1.9 million tonnes was heap leach ore, 0.6 million tonnes was dump leach ore and 3.9 million tonnes was capitalized pre-stripping of waste for the Hypogene Deposit, was mined at a strip ratio of 1.7:1. A total of 8.3 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 1.1 million tonnes was dump leach ore mined at a strip ratio of 1.8:1 in 2006.

Andacollo's revenues of $68.9 million, generated from the sale of 21.4 million pounds of copper for the six months ended June 30, 2007, were $3.0 million higher than the revenues of $66.0 million for the same period in 2006 as a result of higher copper sales. Cash operating costs were $16.2 million, $1.1 million higher than for the same period in 2006 for the same reasons as in the second quarter. The cash operating costs were $0.76 per pound of copper sold, $0.02 per pound higher than in 2006. Cash flow from operating activities was $30.3 million for the six month period ended June 30, 2007, compared to $49.1 million in 2006. Expenditures on property, plant and equipment were $12.2 million, including $11.2 million of development work on the Hypogene Deposit and $1.0 million on sustaining capital, compared to $5.4 million in 2006.



***Quebrada Blanca Mine***

Second Quarter

The Quebrada Blanca Mine produced 45.6 million pounds of LME registered cathode copper, compared to 45.3 million pounds in the second quarter of 2006. A total of 9.1 million tonnes of rock, of which 2.0 million tonnes was heap leach ore and 1.8 million tonnes was dump leach ore, was mined at a strip ratio of 1.4:1 in the second quarter of 2007, compared to 8.9 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 2.7 million tonnes was dump leach ore, at a strip ratio of 1.1:1 for the second quarter of 2006.

Quebrada Blanca's revenues, generated from the sale of 44.6 million pounds of copper, were $157.3 million in the second quarter of 2007, compared to $182.7 million generated from the sale of 45.4 million pounds of copper in 2006. The $25.4 million decrease in revenues was primarily due to the $0.50 per pound lower realized copper price. Cash operating costs of $39.2 million were $5.5 million higher than in the same period in 2006. Cash operating costs were $0.88 per pound of copper sold, $0.14 per pound higher than in the second quarter of 2006 due to higher energy, reagent, labour costs. Cash flow from operating activities was $73.4 million in the second quarter of 2007 compared to $126.2 million in 2006. Expenditures on property, plant and equipment were $7.9 million in the second quarter, essentially all sustaining capital, compared to $1.6 million in 2006.

Six Months

The Quebrada Blanca Mine produced 91.4 million pounds of LME registered cathode copper for the six months ended June 30, 2007, compared to 88.7 million pounds for the same period in 2006. A total of 17.7 million tonnes of rock, of which 3.8 million tonnes was heap leach ore and 3.4 million tonnes was dump leach ore, was mined at a strip ratio of 1.5:1 compared to 17.2 million tonnes of rock, of which 3.8 million tonnes was heap leach ore and 4.6 million tonnes was dump leach ore, at a strip ratio of 1.1:1 in 2006.

Quebrada Blanca's revenues, generated from the sale of 91.0 million pounds of copper, were $281.6 million for the six months ended June 30, 2007, compared to $288.6 million generated from the sale of 87.5 million pounds of copper for the same period in 2006. The $7.0 million decrease in revenues was due higher sales volumes, and a $0.21 per pound lower realized copper price. Cash operating costs of $77.1 million were $13.0 million higher than in the same period in 2006. Cash operating costs were $0.85 per pound of copper sold, $0.12 per pound higher than in 2006 for the same reasons as in the second quarter. Cash flow from operating activities was $139.5 million for the six months ended June 30, 2007 compared to $190.1 million in 2006. Expenditures on property, plant and equipment were $12.2 million, compared to $1.6 million for the same period in 2006.

***Duck Pond Mine***

Second Quarter

The Duck Pond Mine achieved commercial production on April 1, 2007. Duck Pond produced 6.8 million pounds of copper and 12.1 million pounds of zinc in concentrates from 121,290 tonnes of ore milled during the second quarter of 2007. Approximately 110,000 ounces of silver and 800 ounces of gold were also produced.

Duck Pond's revenues were $20.2 million in the second quarter of 2007. Cash operating costs, net of zinc, silver and gold credits, was $0.76 per pound. Cash flow from operating activities were negative $8.3 million, due to a $17.4 million reduction in non-cash working capital items. Expenditures on property, plant and equipment were $4.0 million in the second quarter. An additional $10.9 million of revenues was received in the second quarter from the sale of pre-



commercial production concentrates which were netted against Duck Pond's capitalized development costs resulting in a recovery of $6.9 million.

Six Months

The first concentrate was produced on January 11, 2007. The Duck Pond Mine produced 9.3 million pounds of copper and 15.3 million pounds of zinc in concentrates from 182,773 tonnes of ore milled during the six months ended June 30, 2007.

Duck Pond revenues, unit cash operating costs and cash flow from operating activities for the six months ended June 30, 2007 were the same as in the second quarter as commercial production commenced on April 1, 2007. Expenditures on property, plant and equipment, net of the $10.9 million of pre-commercial production revenues, was $12.7 million, of which $6.6 million was on plant and equipment and $6.2 million pertained to development.

**Development Projects**

*Andacollo Hypogene Copper-Gold Deposit – Chile*

Development of the Andacollo Hypogene Mine continued on schedule in the second quarter of 2007. Basic engineering was completed and detailed engineering was 50% complete at June 30, 2007. Excavation of the primary crusher platform continued and was initiated for the concentrator area. Geological and mine planning studies continued, as well as work on water and power supply, tailings pond engineering and permitting during the second quarter. The EPCM contract for the project was awarded to AMEC International (Chile) S.A. on June 26, 2007. Expenditures were $1.91 million in the second quarter and have totaled $26.3 million to date. Capital expenditures in 2007 are expected to be approximately $81.6. The project remains on schedule for production in late 2009.

*Quebrada Blanca Hypogene Copper Deposit – Chile*

The 39 hole, 11,000 metre 2007 drill program to initiate evaluation of the hypogene copper mineralization which underlies the supergene copper deposit currently being mined at Quebrada Blanca continued in the second quarter of 2007. Based upon the results received to date from 9 holes, all of which had mineralization at the bottom of the hole, potential exists for a large copper deposit of possible economic significance to occur beneath the current mining operation. The balance of the drill program is expected to be completed and results to be available before year end. Details of the results to date and previous drilling results are contained in Aur's Directors' Circular recommending acceptance of the offer by Teck Cominco to purchase all of the outstanding common shares of Aur dated July 17, 2007 which is available at www.sedar.com and on Aur's website at www.aurresources.com.

**Other Financial Information**

*Business Development*

Aur's expenditures on its exploration projects and the identification and evaluation of potential acquisitions were $2.5 million and $3.7 million in the second quarter and for the six months, respectively, compared to $2.0 million and $3.9 million, respectively, in 2006. Exploration work was carried out on projects in Chile, Mexico, Ecuador, Peru and Argentina at a cost of $2.1 million. In Mexico, drilling on the La Bacoca project continued to evaluate the copper-zinc potential of the property with five holes completed by the end of the quarter all intersecting mineralization with visible chalcopyrite and sphalerite. Drilling continues, with assay results expected in the third quarter. Drilling on the El Dorado silver-gold property in Argentina encountered gold and silver mineralization which will be evaluated during the third quarter. In the second quarter, drilling continued on the Macuchi base metal property in Ecuador and the search for new properties for evaluation will



continue. The 2007 acquisition search was active in the second quarter with $0.4 million being spent on the evaluation of development stage properties in the copper belt of south central Africa and in Peru.

*Administration*

Administration expenses were $2.1 million and $4.5 million in the second quarter and for the year to date, respectively, compared to $2.1 million and $5.0 million, respectively, in 2006.

*Depreciation and amortization*

Depreciation and amortization expenses were $13.5 million and $25.3 million in the second quarter and the first half of the year, respectively, compared to $7.2 million and $14.7 million, respectively, in 2006, the increase being primarily due to the purchase of the additional 27% interest in Andacollo in January and the achievement of commercial production at Duck Pond on April 1, 2007.

*Mine closure and site restoration*

Non-cash mine closure and site restoration expenses for the Andacollo, Quebrada Blanca and Duck Pond Mines were $1.3 million and $1.7 million in the second quarter and for the year to date, respectively, compared to $0.5 million and $nil million, respectively, in 2006.

*Interest on long-term debt*

Interest on long-term debt is comprised of the senior notes and revolving credit facility and was $3.2 million and $6.3 million in the second quarter and for the year to date, respectively. The interest expense pertaining to Aur's outstanding senior notes debt was $1.5 million and $3.6 million in the second quarter and for the year to date, respectively. The interest expense on the $125 million draw down of Aur's $150 million revolving credit facility was $1.7 million and $2.7 million in the second quarter and for the year to date, respectively. This compares to $2.1 million and $4.2 million in the second quarter and for the year to date, respectively, in 2006, relating entirely to the senior notes debt.

*Stock-based compensation*

Stock-based compensation expense was $1.1 million and $2.1 million in the second quarter and for the year to date, respectively, compared to $0.4 million and $0.9 million in 2006 largely due to the appreciation in Aur's share price in 2007, compared to 2006.

*ENAMI copper price participation*

A final copper price participation expense related to the Quebrada Blanca Mine, payable to ENAMI, of $7.6 million and $12.8 million was accrued in the second quarter and for the year to date, respectively, compared to $11.5 million and $15.7 million, respectively, in 2006.

*Interest income*

Interest income was $6.8 million and $14.0 million in the second quarter and for the year to date, respectively, compared to $5.4 million and $9.2 million, respectively, in 2006. The increase in 2007, compared to 2006, was a result of higher cash balances earning interest at a higher average interest rates.



*Other expenses and revenues*

The net amount of other expenses and revenues was a positive $0.6 million and a negative $1.4 million in the second quarter and for the year to date, respectively, compared to negative $0.2 million and $0.9 million, respectively, in 2006.

*Provision for income and resource taxes*

Provision for taxes was $24.9 million in the second quarter and $44.8 million for the year to date, respectively, compared to $30.9 million and $46.6 million, respectively, in 2006. The lower tax expense in 2007 is a result of lower earnings.

*Non-controlling interests*

Non-controlling interests expense, related to the interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $22.2 million and $38.7 million in the second quarter and for the year to date, respectively, compared to $34.4 million and $53.0 million, respectively, for the same periods in 2006.

Aur is entitled to receive 76.5% and 90% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at June 30, 2007, the entitlement of the non-controlling interests to cash distributions was $16.2 million. Dividends of $19.3 million were paid to non-controlling interests in Quebrada Blanca in June 2007, compared to $32.7 million paid in June 2006. The decrease in expense was principally due to the purchase of the additional 27% interest in Andacollo in January 2007.

*Working capital*

Working capital increased by $80.5 million during the second quarter to $390.6 million at June 30, 2007, primarily due to increased cash balances resulting from operating activities.

*Restricted cash*

Restricted cash of $128 million represents the cash pledged as collateral for the $125 million drawn down from the $150 million revolving credit facility and, accordingly, is not available for general corporate use. Restricted cash is shown as a separate line item in the non-current assets section of the balance sheet.

*Property, plant and equipment*

Investments in property, plant and equipment totaled $10.3 million in the second quarter, compared to $18.6 million in 2006. These investments included $2.5 million for the first quarter copper price participation paid to Teck Cominco Limited ("Teck"), $3.9 million at Duck Pond prior to accounting for $10.9 million of pre-commercial production revenues, $7.2 million invested at Andacollo and $7.9 million invested at Quebrada Blanca. Investments in property, plant and equipment totaled $49.7 million for the six months ended June 30, 2007 of which $12.5 million was for the 2006 and first quarter 2007 copper price participations paid to Teck, $12.7 million was invested at Duck Pond, (net of $10.9 million of pre-commercial production revenues, $12.2 million at Andacollo and $12.2 million at Quebrada Blanca).

*Disclosure controls and procedures*

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of Aur's disclosure controls and procedures as at the financial quarter ended June 30, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Aur concluded that the design



and operation of these disclosure controls and procedures were effective, as at June 30, 2007, in providing reasonable assurance that material information relating to Aur, including its consolidated subsidiaries, would be made known to them by others within those entities.

*Internal control over financial reporting*

As at the financial quarter ended June 30, 2007, the Chief Executive Officer and the Chief Financial Officer evaluated the design of Aur's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer of Aur concluded that the design and operation of the internal control over financial reporting was effective, as at June 30, 2007, in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no changes in Aur's internal controls over financial reporting that occurred during the most recent interim period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, Aur's internal control over financial reporting.

**Quarterly Earnings and Cash Flow**
($millions, except per share data)

| | 2007 | | 2006 | | | | 2005 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Q2 | Q1 | Q4 | Q3 | Q2 | Q1 | Q4 | Q3 | Q2 |
| Mining revenues | 214.4 | 156.4 | 181.4 | 202.3 | 219.4 | 135.1 | 132.7 | 108.1 | 109.6 |
| Operating earnings | 111.8 | 76.1 | 89.0 | 109.4 | 125.9 | 65.2 | 64.2 | 45.2 | 49.6 |
| Net earnings | 84.1 | 57.8 | 68.5 | 84.6 | 94.0 | 46.8 | 41.5 | 31.0 | 36.5 |
| Basic earnings per share | $0.85 | $0.59 | $0.70 | $0.87 | $0.97 | $0.48 | $0.44 | $0.33 | $0.38 |
| Diluted earnings per share | $0.85 | $0.58 | $0.70 | $0.86 | $0.96 | $0.48 | $0.43 | $0.32 | $0.38 |
| Cash flow from operating activities | 85.6 | 79.0 | 134.0 | 142.9 | 151.7 | 76.0 | 89.3 | 64.3 | 52.3 |

**2007 Outlook**

**Aur has used a copper price of $3.29 per pound and a zinc price of $1.55 per pound in developing this 2007.**

Copper production from the Andacollo, Quebrada Blanca and Duck Pond Mines is expected to total 254 million pounds in 2007, of which Aur's share will be 206 million pounds. The Duck Pond Mine is also scheduled to produce 47 million pounds of zinc plus by-product silver and gold.

Revenue from the sale of 251 million pounds of copper and 43 million pounds of zinc, together with silver and gold, is forecast to be approximately $912 million. Zinc forward sales commitments will reduce revenues by $19 million at the forecast zinc price. Mine operating costs are expected to be $272 million

Operating earnings, after depreciation and amortization, mine closure and site restoration costs, copper price participation amounts due to ENAMI and non-controlling interests expenses are expected to be $453 million. Net earnings are forecast to be $344 million, equal to $3.50 or CDN$3.82 per share.

Cash flow from operating activities is projected to be approximately $423 million. Cash expenditures associated with financing activities are expected to total $81 million and are comprised of $150 million of inflows from the drawdown of Aur's loan facility and outflows of $231 million including $93 million for dividends to Aur shareholders, $31 million for senior notes principal repayments, $32 million for 2006 copper price participations to ENAMI, $9 million for capital leases and $67 million for dividends to minority shareholders of Quebrada Blanca. Cash expenditures on investing activities



are expected to total $268 million in 2007, comprised of $103 million for the purchase of CMP's 27% interest in the Andacollo Mine completed on January 18, 2007, $82 million on the development of the Hypogene Deposit, $25 million at Duck Pond, $42 million at the Quebrada Blanca and Andacollo Mines and $18 million to Teck Cominco for copper price participations, being $10 million for 2006 and $7.5 million for 2007.

Aur intends to draw down an additional $25 million from its revolving credit facility in the third quarter of 2007. Aur's cash balance at December 31, 2007 is forecast to be $704 million, of which $153 million will be classified as restricted cash on the balance sheet.

Aur's net earnings and operating cash flow are materially impacted by changes in the price of copper. A $0.50 per pound change in the copper price will change the forecast net earnings and operating cash flow by approximately $80 million and $122 million, respectively.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2006 Annual Report and/or in Aur's Annual Information Form dated March 15, 2007 ("AIF") and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, timing and costs of the development of new deposits, operating costs, ongoing expenditures on property, plant and equipment, levels of and increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions and include parameters, assumptions and conclusions in any feasibility studies. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual consolidated financial statements, the AIF, Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

- 30 -

**For further information please contact Dr. James W. Gill, President and Chief Executive Officer or Mr. Ed Guimaraes, Executive Vice-President, Finance and Chief Financial Officer at 416-362-2614 or visit our website at www.aurresources.com.**



**PRODUCTION STATISTICS**
**Three months ended June 30**

| 2007 | Andacollo | Quebrada Blanca | Duck Pond | Total |
|---|---|---|---|---|
| Ore (tonnes) | | | | |
| Heap leach | 968,214 | 1,958,639 | - | **2,926,853** |
| Dump leach | 291,358 | 1,844,039 | - | **2,135,397** |
| Milled | - | - | 121,290 | **121,290** |
| Grade | | | | |
| Copper (%TCu) | 0.66 | 1.18 | 2.96 | **n/a** |
| Zinc (%) | - | - | 5.57 | **5.57** |
| Gold (oz/t) | - | - | 0.03 | **0.03** |
| Silver (oz/t) | - | - | 2.22 | **2.22** |
| Copper (000 pounds) | | | | |
| Produced | 10,008 | 45,618 | 6,842 | **62,468** |
| Sold | 9,755 | 44,574 | 3,308 | **57,637** |
| Less: non-controlling interests | (976) | (10,474) | - | **(11,450)** |
| Net to Aur | 8,779 | 34,100 | 3,308 | **46,187** |
| Inventory | 866 | 2,452 | 3,534 | **6,852** |
| Other metals produced | | | | |
| Zinc (000 pounds) | - | - | 12,082 | **12,082** |
| Gold (ounces) | - | - | 797 | **797** |
| Silver (ounces) | - | - | 109,664 | **109,664** |
| Cost per pound of copper sold | 0.79 | 0.88 | 0.76 | **0.86** |

| 2006 | Andacollo | Quebrada Blanca | Duck Pond | Total |
|---|---|---|---|---|
| Ore (tonnes) | | | | |
| Heap leach | 894,321 | 1,841,023 | - | 2,735,344 |
| Dump leach | 734,415 | 2,673,006 | - | 3,407,421 |
| Copper Grade (%TCu) | | | | |
| Heap leach | 0.74 | 1.32 | - | n/a |
| Dump leach | 0.36 | 0.55 | - | n/a |
| Copper (000 pounds) | | | | |
| Produced | 8,666 | 45,281 | - | 53,947 |
| Sold | 8,647 | 45,355 | - | 54,002 |
| Less: non controlling interests | (3,199) | (10,657) | - | (13,856) |
| Net to Aur | 5,448 | 34,698 | - | 40,146 |
| Inventory | 666 | 4,308 | - | 4,974 |
| Cost per pound of copper sold | 0.73 | 0.74 | - | 0.74 |

Notes:

1. Tonnes of ore milled at Duck Pond and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis. Net copper to Aur represents Aur's 90%, 76.5% and 100% beneficial interests in Andacollo, Quebrada Blanca and Duck Pond, respectively, in 2007.

2. Cash operating cost per pound of copper sold includes transportation and marketing costs, settlement adjustments, and provisional pricing, and for Duck Pond is also net of zinc, silver and gold credits.


RESOURCES INC.

**PRODUCTION STATISTICS**
**Six months ended June 30**

| 2007 | Andacollo | Quebrada Blanca | Duck Pond | Total |
|---|---|---|---|---|
| Ore (tonnes) | | | | |
| Heap leach | 1,952,457 | 3,743,357 | - | **5,695,814** |
| Dump leach | 552,426 | 3,416,519 | - | **3,968,945** |
| Milled | - | - | 182,773 | **182,773** |
| Grade | | | | |
| Copper (%TCu) | 0.66 | 1.18 | 2.70 | **n/a** |
| Zinc (%) | - | - | 4.92 | **4.92** |
| Gold (oz/t) | - | - | 0.03 | **0.03** |
| Silver (oz/t) | - | - | 2.06 | **2.06** |
| Copper (000 pounds) | | | | |
| Produced | 21,605 | 91,388 | 9,297 | **122,290** |
| Sold | 21,405 | 91,034 | 3,308 | **115,747** |
| Less: non-controlling interests | (2,140) | (21,391) | - | **(23,531)** |
| Net to Aur | 19,265 | 69,643 | 3,308 | **92,216** |
| Inventory | 866 | 2,542 | 3,534 | **6,942** |
| Other metals produced | | | | |
| Zinc (000 pounds) | - | - | 15,300 | **15,300** |
| Gold (ounces) | - | - | 1,109 | **1,109** |
| Silver (ounces) | - | - | 144,685 | **144,685** |
| Cost per pound of copper sold | 0.76 | 0.85 | 0.76 | **0.83** |

| 2006 | Andacollo | Quebrada Blanca | Duck Pond | Total |
|---|---|---|---|---|
| Ore (tonnes) | | | | |
| Heap leach | 1,808,448 | 3,792,319 | - | 5,600,767 |
| Dump leach | 1,067,531 | 4,596,896 | - | 5,664,427 |
| Copper Grade (%TCu) | | | | |
| Heap leach | 0.74 | 1.31 | - | n/a |
| Dump leach | 0.39 | 0.55 | - | n/a |
| Copper (000 pounds) | | | | |
| Produced | 20,353 | 88,714 | - | 109,067 |
| Sold | 20,315 | 87,465 | - | 107,780 |
| Less: non controlling interests | (12,403) | (20,552) | - | (32,955) |
| Net to Aur | 7,912 | 66,913 | - | 74,825 |
| Inventory | 666 | 4,308 | - | 4,974 |
| Cost per pound of copper sold | 0.74 | 0.73 | - | 0.74 |

Notes:

1. Tonnes of ore milled at Duck Pond, stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis. Net copper to Aur represents Aur's 90%, 76.5% and 100% beneficial interests in Andacollo, Quebrada Blanca and Duck Pond, respectively, in 2007.

2. Cash operating cost per pound of copper sold includes transportation and marketing costs, settlement adjustments, and provisional pricing, and for Duck Pond is also net of zinc, silver and gold credits.


Aur
RESOURCES INC.

**AUR RESOURCES INC.**
**UNAUDITED INTERIM CONSOLIDATED STATEMENTS**

**June 30, 2007**
**(Expressed in thousands of United States dollars)**

**These interim financial statements have not been audited or reviewed by the Corporation's external auditors.**



**Consolidated Statements of Operations**
(in thousands of United States dollars except earnings per share)
(Unaudited)

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **Mining revenues** | **214,366** | 219,442 | **370,778** | 354,546 |
| **Expenses** | | | | |
| Mining | **58,070** | 40,017 | **104,414** | 79,220 |
| Business Development | **2,518** | 2,041 | **3,678** | 3,886 |
| Administration | **2,149** | 2,123 | **4,474** | 4,959 |
| Depreciation and amortization | **13,528** | 7,225 | **25,289** | 14,715 |
| Mine closure and site restoration | **1,255** | 369 | **1,714** | 699 |
| Interest on long-term debt | **3,155** | 2,110 | **6,335** | 4,219 |
| Stock-based compensation | **1,086** | 372 | **2,087** | 931 |
| ENAMI copper price participation | **7,563** | 11,453 | **12,846** | 15,733 |
| Interest income | **(6,784)** | (5,351) | **(14,046)** | (9,229) |
| Other (note 11) | **585** | (201) | **(1,409)** | (922) |
| | **83,125** | 60,158 | **145,382** | 114,211 |
| **Earnings before taxes and non-controlling interests** | **131,241** | 159,284 | **225,396** | 240,335 |
| **Income and resource taxes** | **(24,927)** | (30,870) | **(44,755)** | (46,598) |
| **Earnings before non-controlling interests** | **106,314** | 128,414 | **180,641** | 193,737 |
| **Non-controlling interests** | **(22,189)** | (34,447) | **(38,696)** | (52,952) |
| **Net earnings for the period** | **84,125** | 93,967 | **141,945** | 140,785 |
| **Basic earnings per share** (note 9(b)) | **0.85** | 0.97 | **1.44** | 1.45 |
| **Diluted earnings per share** (note 9(b)) | **0.85** | 0.96 | **1.43** | 1.44 |

*See accompanying notes to interim consolidated financial statements.*



**Consolidated Statements of Retained Earnings**
(in thousands of United States dollars)
(Unaudited)

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **Retained earnings as originally stated – beginning of period** | **504,673** | 300,530 | **446,853** | 254,782 |
| **Adjustment to reflect change in accounting policy for deferred financing costs** (note 2) | **-** | - | **-** | (1,070) |
| **Net earnings for the period** | **84,125** | 93,967 | **141,945** | 140,785 |
| **Dividends on common shares** | **(4,649)** | (13,145) | **(4,649)** | (13,145) |
| **Retained earnings – end of period** | **584,149** | 381,352 | **584,149** | 381,352 |

**Consolidated Statements of Comprehensive Income**
(in thousands of United States dollars)
(Unaudited)

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **Net earnings for the period** | **84,125** | 93,967 | **141,945** | 140,785 |
| **Other comprehensive income** (note 2) | | | | |
| **Unrealized (losses) gains on zinc forward sales agreement** (note 10) | **(13,087)** | - | **39,690** | - |
| **Comprehensive income** | **71,038** | 93,967 | **181,635** | 140,785 |

*See accompanying notes to interim consolidated financial statements.*



**Consolidated Segmented Information on Operations for the three months ended June 30**
(in thousands of United States dollars)
(Unaudited)

| 2007 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Mining revenues | 36,794 | 157,340 | 20,232 | - | **214,366** |
| Expenses | | | | | |
| Mining | 7,745 | 39,184 | 11,141 | - | **58,070** |
| Business development | - | - | - | 2,518 | **2,518** |
| Administration | - | - | - | 2,149 | **2,149** |
| Depreciation and amortization | 4,116 | 7,221 | 2,145 | 46 | **13,528** |
| Mine closure and site restoration | 246 | 988 | 21 | - | **1,255** |
| Interest on long-term debt | - | - | - | 3,155 | **3,155** |
| Stock-based compensation | - | - | - | 1,086 | **1,086** |
| ENAMI copper price participation | - | 7,563 | - | - | **7,563** |
| Interest income | (1,756) | (1,061) | (19) | (3,948) | **(6,784)** |
| Other | 48 | 968 | 1 | (432) | **585** |
| | 10,399 | 54,863 | 13,289 | 4,574 | **83,125** |
| Earnings (loss) before taxes | 26,395 | 102,477 | 6,943 | (4,574) | **131,241** |
| Income and resource taxes | (4,970) | (19,742) | - | (215) | **(24,927)** |
| Earnings (loss) before non-controlling interests | 21,425 | 82,735 | 6,943 | (4,789) | **106,314** |
| Non-controlling interests | (2,313) | (19,876) | - | - | **(22,189)** |
| Net earnings (loss) | 19,112 | 62,859 | 6,943 | (4,789) | **84,125** |

| 2006 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Mining revenues | 36,758 | 182,684 | - | - | 219,442 |
| Expenses | | | | | |
| Mining | 6,332 | 33,685 | - | - | 40,017 |
| Business development | - | - | - | 2,041 | 2,041 |
| Administration | - | - | - | 2,123 | 2,123 |
| Depreciation and amortization | 878 | 6,309 | - | 38 | 7,225 |
| Mine closure and site restoration | 204 | 165 | - | - | 369 |
| Interest on long-term debt | - | - | - | 2,110 | 2,110 |
| Stock-based compensation | - | - | - | 372 | 372 |
| ENAMI copper price participation | - | 11,453 | - | - | 11,453 |
| Interest income | (868) | (1,671) | - | (2,812) | (5,351) |
| Other | (77) | (126) | - | 2 | (201) |
| | 6,469 | 49,815 | - | 3,874 | 60,158 |
| Earnings (loss) before taxes | 30,289 | 132,869 | - | (3,874) | 159,284 |
| Income and resource taxes | (5,501) | (25,308) | - | (61) | (30,870) |
| Earnings (loss) before non-controlling interests | 24,788 | 107,561 | - | (3,935) | 128,414 |
| Non-controlling interests | (9,172) | (25,275) | - | - | (34,447) |
| Net earnings (loss) | 15,616 | 82,286 | - | (3,935) | 93,967 |

*See accompanying notes to interim consolidated financial statements.*


RESOURCES INC.

## Consolidated Segmented Information on Operations for the six months ended June 30

(in thousands of United States dollars)
(Unaudited)

| 2007 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Mining revenues | 68,927 | 281,619 | 20,232 | - | **370,778** |
| Expenses | | | | | |
| Mining | 16,198 | 77,075 | 11,141 | - | **104,414** |
| Business development | - | - | - | 3,678 | **3,678** |
| Administration | - | - | - | 4,474 | **4,474** |
| Depreciation and amortization | 8,678 | 14,374 | 2,145 | 92 | **25,289** |
| Mine closure and site restoration | 199 | 1,494 | 21 | - | **1,714** |
| Interest on long-term debt | - | - | - | 6,335 | **6,335** |
| Stock-based compensation | - | - | - | 2,087 | **2,087** |
| ENAMI copper price participation | - | 12,846 | - | - | **12,846** |
| Interest income | (3,507) | (2,276) | (19) | (8,244) | **(14,046)** |
| Other | (39) | 1,086 | 1 | (2,457) | **(1,409)** |
| | 21,529 | 104,599 | 13,289 | 5,965 | **145,382** |
| Earnings (loss) before taxes | 47,398 | 177,020 | 6,943 | (5,965) | **225,396** |
| Income and resource taxes | (8,858) | (33,643) | - | (2,254) | **(44,755)** |
| Earnings (loss) before non-controlling interests | 38,540 | 143,377 | 6,943 | (8,219) | **180,641** |
| Non-controlling interests | (4,241) | (34,455) | - | - | **(38,696)** |
| Net earnings (loss) | 34,299 | 108,922 | 6,943 | (8,219) | **141,945** |

| 2006 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Mining revenues | 65,965 | 288,581 | - | - | 354,546 |
| Expenses | | | | | |
| Mining | 15,114 | 64,106 | - | - | 79,220 |
| Business development | - | - | - | 3,886 | 3,886 |
| Administration | - | - | - | 4,959 | 4,959 |
| Depreciation and amortization | 2,460 | 12,186 | - | 69 | 14,715 |
| Mine closure and site restoration | 411 | 288 | - | - | 699 |
| Interest on long-term debt | - | - | - | 4,219 | 4,219 |
| Stock-based compensation | - | - | - | 931 | 931 |
| ENAMI copper price participation | - | 15,733 | - | - | 15,733 |
| Interest income | (1,425) | (2,320) | - | (5,484) | (9,229) |
| Other | (158) | (257) | - | (507) | (922) |
| | 16,402 | 89,736 | - | 8,073 | 114,211 |
| Earnings (loss) before taxes | 49,563 | 198,845 | - | (8,073) | 240,335 |
| Income and resource taxes | (8,606) | (37,989) | - | (3) | (46,598) |
| Earnings (loss) before non-controlling interests | 40,957 | 160,856 | - | (8,076) | 193,737 |
| Non-controlling interests | (15,154) | (37,798) | - | - | (52,952) |
| Net earnings (loss) | 25,803 | 123,058 | - | (8,076) | 140,785 |

*See accompanying notes to interim consolidated financial statements.*



**Consolidated Balance Sheets**
(in thousands of United States dollars)

| | As at | |
|---|---|---|
| | June 30 2007 | December 31 2006 |
| | (Unaudited) | |
| | $ | $ |
| **Assets** | | |
| **Current** | | |
| Cash | **466,263** | 630,297 |
| Receivables | **21,406** | 21,681 |
| Inventories and prepaid expenses (note 4) | **82,901** | 72,861 |
| | **570,570** | 724,839 |
| **Restricted cash** | **128,000** | - |
| **Property, plant and equipment** | **494,931** | 394,582 |
| **Future income and resource taxes** | **3,387** | 3,387 |
| **Long-term copper inventory and other** (note 5) | **24,709** | 24,588 |
| | **1,221,597** | 1,147,396 |
| **Liabilities and Shareholders' Equity** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **55,307** | 63,967 |
| Taxes payable | **7,707** | 54,008 |
| Dividends payable | **4,628** | 88,660 |
| Copper price participations (note 6) | **15,335** | 42,112 |
| Payable to non-controlling interests | **16,157** | 7,497 |
| Current portion of obligation under capital lease | **10,121** | 4,127 |
| Current portion of mine closure and site restoration | **819** | 931 |
| Current portion of senior notes | **31,250** | 31,250 |
| Unrealized loss on zinc forward agreement | **38,679** | - |
| | **180,003** | 292,552 |
| **Senior notes** (note 7) | **62,500** | 93,750 |
| **Revolving credit facility** (note 8) | **125,000** | - |
| **Obligation under capital leases** | **30,050** | 9,313 |
| **Future income and resource taxes** | **20,481** | 20,856 |
| **Mine closure and site restoration** | **28,346** | 27,797 |
| **Non-controlling interests** | **24,506** | 57,059 |
| **Unrealized loss on zinc forward agreement** | **101,491** | - |
| | **392,374** | 208,775 |
| | **572,377** | 501,327 |
| **Contingency** (note 14) | | |
| **Shareholders' equity** | | |
| Share capital (note 9) | **198,567** | 194,629 |
| Contributed surplus – stock-based compensation | **6,674** | 4,587 |
| Retained earnings | **584,149** | 446,853 |
| Accumulated other comprehensive income (loss) (note 10) | **(140,170)** | - |
| | **649,220** | 646,069 |
| | **1,221,597** | 1,147,396 |

*See accompanying notes to interim consolidated financial statements.*



Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

| June 30, 2007 (Unaudited) | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Assets | | | | | |
| Current | | | | | |
| Cash | 145,192 | 78,760 | 920 | 241,391 | **466,263** |
| Receivables | 1,830 | 10,786 | 4,933 | 3,857 | **21,406** |
| Inventories and prepaid expenses | 16,748 | 55,732 | 10,008 | 413 | **82,901** |
| | 163,770 | 145,278 | 15,861 | 245,661 | **570,570** |
| Restricted cash | - | - | - | 128,000 | **128,000** |
| Property, plant and equipment | 139,579 | 222,372 | 132,270 | 710 | **494,931** |
| Future income and resource taxes | - | - | - | 3,387 | **3,387** |
| Long-term copper inventory and other | - | 20,181 | 658 | 3,870 | **24,709** |
| | 303,349 | 387,831 | 148,789 | 381,628 | **1,221,597** |
| Liabilities | | | | | |
| Current | | | | | |
| Accounts payable and accrued liabilities | 9,066 | 34,023 | 7,589 | 4,629 | **55,307** |
| Taxes payable | 5,257 | 1,520 | - | 930 | **7,707** |
| Dividends Payable | - | - | - | 4,628 | **4,628** |
| Copper price participations | - | 12,835 | - | 2,500 | **15,335** |
| Payable to non-controlling interests | - | 16,157 | - | - | **16,157** |
| Current portion of obligation under capital leases | 5,815 | 4,201 | 105 | - | **10,121** |
| Current portion of mine closure and site restoration | - | - | - | 819 | **819** |
| Current portion of senior notes | - | - | - | 31,250 | **31,250** |
| Unrealized loss on zinc forward agreement | - | - | 38,679 | - | **38,679** |
| | 20,138 | 68,736 | 46,373 | 44,756 | **180,003** |
| Senior notes | - | - | - | 62,500 | **62,500** |
| Revolving credit facility | - | - | - | 125,000 | **125,000** |
| Obligation under capital leases | 21,215 | 8,709 | 126 | - | **30,050** |
| Future income and resource taxes | 2,154 | 18,327 | - | - | **20,481** |
| Mine closure and site restoration | 5,488 | 20,290 | 2,537 | 31 | **28,346** |
| Non-controlling interests | 18,044 | 6,462 | - | - | **24,506** |
| Unrealized loss on zinc forward agreement | - | - | 101,491 | - | **101,491** |
| | 67,039 | 122,524 | 150,527 | 232,287 | **572,377** |

| December 31, 2006 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Assets | | | | | |
| Current | | | | | |
| Cash | 130,621 | 67,683 | - | 431,993 | 630,297 |
| Receivables | 1,609 | 12,240 | - | 7,832 | 21,681 |
| Inventories and prepaid expenses | 13,552 | 58,056 | - | 1,253 | 72,861 |
| | 145,782 | 137,979 | - | 441,078 | 724,839 |
| Property, plant and equipment | 50,543 | 217,486 | - | 126,553 | 394,582 |
| Future income and resource taxes | - | - | - | 3,387 | 3,387 |
| Long-term copper inventory and other | - | 21,018 | - | 3,570 | 24,588 |
| | 196,325 | 376,483 | - | 574,588 | 1,147,396 |
| Liabilities | | | | | |
| Current | | | | | |
| Accounts payable and accrued liabilities | 15,924 | 34,888 | - | 13,155 | 63,967 |
| Taxes payable | 15,963 | 38,045 | - | - | 54,008 |
| Dividends payable | - | - | - | 88,660 | 88,660 |
| Copper price participations | - | 32,112 | - | 10,000 | 42,112 |
| Payable to non-controlling interests | - | 7,497 | - | - | 7,497 |
| Current portion of obligation under capital leases | - | 4,032 | - | 95 | 4,127 |
| Current portion of mine closure and site restoration | - | - | - | 931 | 931 |
| Current portion of senior notes | - | - | - | 31,250 | 31,250 |
| | 31,887 | 116,574 | - | 144,091 | 292,552 |
| Senior notes | - | - | - | 93,750 | 93,750 |
| Obligation under capital leases | - | 9,150 | - | 163 | 9,313 |
| Future income and resource taxes | 2,771 | 18,085 | - | - | 20,856 |
| Mine closure and site restoration | 5,310 | 19,602 | - | 2,885 | 27,797 |
| Non-controlling interests | 57,059 | - | - | - | 57,059 |
| | 97,027 | 163,411 | - | 240,889 | 501,327 |

*See accompanying notes to interim consolidated financial statements.*



| Consolidated Statements of Cash Flow<br>(in thousands of United States dollars)<br>(Unaudited) | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| **Operating activities** | | | | |
| Net earnings for the period | **84,125** | 93,967 | **141,945** | 140,785 |
| Non-cash items - | | | | |
| Depreciation and amortization | **13,528** | 7,225 | **25,289** | 14,715 |
| Future income and resource taxes | **(3,525)** | (311) | **(374)** | (690) |
| Mine closure and site restoration | **1,255** | 499 | **1,714** | 44 |
| Loss (gain) on disposal of property, plant and equipment | **-** | 8 | **(56)** | (140) |
| Interest on obligation on property purchased | **-** | 4 | **-** | 9 |
| Stock-based compensation | **1,086** | 372 | **2,087** | 931 |
| Copper price participation | **7,563** | 11,453 | **12,846** | 15,733 |
| Non-controlling interests | **22,189** | 34,447 | **38,696** | 52,952 |
| | **126,221** | 147,664 | **222,147** | 224,339 |
| Net change in non-cash working capital items (note 12) | **(40,671)** | 4,023 | **(57,586)** | 3,353 |
| | **85,550** | 151,687 | **164,561** | 227,692 |
| **Financing activities** | | | | |
| Proceeds on drawdown of revolving credit facility | **-** | - | **125,000** | - |
| Dividends on common shares | **-** | - | **(88,660)** | (12,384) |
| Repayments of senior notes | **-** | - | **(31,250)** | - |
| Repayments of capital leases | **(3,345)** | (740) | **(4,515)** | (1,626) |
| Payments to non-controlling interests | **(19,333)** | (32,687) | **(19,333)** | (32,687) |
| Payment of copper price participation to ENAMI | **(32,123)** | (5,916) | **(32,123)** | (5,916) |
| Common shares issued | **1,611** | 3,598 | **3,938** | 5,800 |
| Foreign exchange and other | **(1,504)** | (1,068) | **(1,921)** | (1,283) |
| | **(54,694)** | (36,813) | **(48,864)** | (48,096) |
| **Investing activities** | | | | |
| Restricted cash | **-** | - | **(128,000)** | - |
| Payment of copper price participation | **(2,500)** | - | **(12,500)** | (10,000) |
| Property, plant and equipment | **(1,516)** | (10,953) | **(26,009)** | (16,383) |
| Mineral property development | **(6,637)** | (7,646) | **(11,156)** | (16,081) |
| Purchase of additional interest in Andacollo (note 3) | **-** | - | **(103,000)** | - |
| Proceeds on disposal of property, plant and equipment | **-** | 12 | **56** | 226 |
| Repayments of advances by Quebrada Blanca minesite employees | **338** | - | **878** | - |
| | **(10,315)** | (18,587) | **(279,731)** | (42,238) |
| **Increase (decrease) in cash for the period** | **20,541** | 96,287 | **(164,034)** | 137,358 |
| **Cash – beginning of period** | **445,722** | 402,334 | **630,297** | 361,263 |
| **Cash – end of period** | **466,263** | 498,621 | **466,263** | 498,621 |

*See accompanying notes to interim consolidated financial statements.*


RESOURCES INC.

**Consolidated Segmented Information on Cash Flow for the three months ended June 30**
(in thousands of United States dollars)
(Unaudited)

| 2007 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | 19,112 | 62,859 | 6,943 | (4,789) | **84,125** |
| Non-cash items | 6,166 | 32,630 | 2,166 | 1,134 | **42,096** |
| | 25,278 | 95,489 | 9,109 | (3,655) | **126,221** |
| Net change in non-cash working capital items | (8,568) | (22,125) | (17,429) | 7,451 | **(40,671)** |
| | 16,710 | 73,364 | (8,320) | 3,796 | **85,550** |
| Financing activities | | | | | |
| Repayments of capital leases | (2,551) | (779) | (15) | - | **(3,345)** |
| Payments to non-controlling interests | - | (19,333) | - | - | **(19,333)** |
| Payment of copper participation to ENAMI | - | (32,123) | - | - | **(32,123)** |
| Common shares issued | - | - | - | 1,611 | **1,611** |
| Foreign exchange and other | (149) | 745 | - | (2,100) | **(1,504)** |
| | (2,700) | (51,490) | (15) | (489) | **(54,694)** |
| Investing activities | | | | | |
| Property, plant and equipment | (558) | (7,918) | 6,960 | - | **(1,156)** |
| Mineral property development | (6,637) | - | - | - | **(6,637)** |
| Payment of copper price participation to Teck | - | - | - | (2,500) | **(2,500)** |
| Repayments of advances by Quebrada Blanca minesite employees | - | 338 | - | - | **338** |
| | (7,195) | (7,580) | 6,960 | (2,500) | **(10,315)** |
| Inter-segment distributions to corporate | (474) | (65,097) | 2,295 | 63,276 | - |
| Increase (decrease) in cash for the period | 6,341 | (50,803) | 920 | 64,083 | **20,541** |
| Cash – beginning of period | 138,851 | 129,562 | - | 177,309 | **445,722** |
| Cash – end of period | 145,192 | 78,759 | 920 | 241,392 | **466,263** |

| 2006 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | 15,616 | 82,286 | - | (3,935) | 93,967 |
| Non-cash items | 10,468 | 43,070 | - | 159 | 53,697 |
| | 26,084 | 125,356 | - | (3,776) | 147,664 |
| Net change in non-cash working capital items | 1,923 | 814 | - | 1,286 | 4,023 |
| | 28,007 | 126,170 | - | (2,490) | 151,687 |
| Financing activities | | | | | |
| Repayments of capital leases | - | (740) | - | - | (740) |
| Payments to non-controlling interests | - | (32,687) | - | - | (32,687) |
| Payment of copper price participation to ENAMI | - | (5,916) | - | - | (5,916) |
| Common shares issued | - | - | - | 3,598 | 3,598 |
| Foreign exchange and other | 63 | (1,313) | - | 182 | (1,068) |
| | 63 | (40,656) | - | 3,780 | (36,813) |
| Investing activities | | | | | |
| Property, plant and equipment | (3,046) | (1,570) | - | (6,337) | (10,953) |
| Mineral property development | - | - | - | (7,646) | (7,646) |
| Proceeds on disposal of property, plant and equipment | - | - | - | 12 | 12 |
| | (3,046) | (1,570) | - | (13,971) | (18,587) |
| Inter-segment distributions to corporate | (338) | (106,937) | - | 107,275 | - |
| Increase (decrease) in cash for the period | 24,686 | (22,937) | - | 94,594 | 96,287 |
| Cash – beginning of period | 63,708 | 101,518 | - | 237,108 | 402,334 |
| Cash – end of period | 88,394 | 78,525 | - | 331,702 | 498,621 |

*See accompanying notes to interim consolidated financial statements.*



## Consolidated Segmented Information on Cash Flow for the six months ended June 30

(in thousands of United States dollars)
(Unaudited)

| 2007 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | **$** |
| Operating activities | | | | | |
| Net earnings (loss) | 34,299 | 108,922 | 6,943 | (8,219) | **141,945** |
| Non-cash items | 12,501 | 63,410 | 2,166 | 2,125 | **80,202** |
| | 46,800 | 172,332 | 9,109 | (6,094) | **222,147** |
| Net change in non-cash working capital items | (16,503) | (32,803) | (17,429) | 9,149 | **(57,586)** |
| | 30,297 | 139,529 | (8,320) | (3,055) | **164,561** |
| Financing activities | | | | | |
| Proceeds on drawdown of revolving credit facility | - | - | - | 125,000 | **125,000** |
| Dividends on common shares | - | - | - | (88,660) | **(88,660)** |
| Repayments of senior notes | - | - | - | (31,250) | **(31,250)** |
| Repayments of capital leases | (2,551) | (1,924) | (40) | - | **(4,515)** |
| Payments to non-controlling interests | - | (19,333) | - | - | **(19,333)** |
| Payment of copper price participation to ENAMI | - | (32,123) | - | - | **(32,123)** |
| Common shares issued | - | - | - | 3,938 | **3,938** |
| Foreign exchange and other | 13 | 125 | - | (2,059) | **(1,921)** |
| | (2,538) | (53,255) | (40) | 6,969 | **(48,864)** |
| Investing activities | | | | | |
| Restricted cash | - | - | - | (128,000) | **(128,000)** |
| Payment of copper price participation to Teck Cominco | - | - | - | (12,500) | **(12,500)** |
| Property, plant and equipment | (1,060) | (12,203) | (12,746) | - | **(26,009)** |
| Mineral property development | (11,156) | - | - | - | **(11,156)** |
| Purchase of additional interest in Andacollo | - | - | - | (103,000) | **(103,000)** |
| Proceeds on disposal of property, plant and equipment | - | - | - | 56 | **56** |
| Repayments of advances by Quebrada Blanca minesite employees | - | 878 | - | - | **878** |
| | (12,216) | (11,325) | (12,746) | (243,444) | **(279,731)** |
| Intersegment distributions to corporate | (972) | (63,873) | 22,026 | 42,819 | **-** |
| Increase (decrease) in cash for the period | 14,571 | 11,076 | 920 | (190,601) | **(164,034)** |
| Cash – beginning of period | 130,621 | 67,683 | - | 431,993 | **630,297** |
| Cash – end of period | 145,192 | 78,759 | 920 | 241,392 | **466,263** |

| 2006 | Andacollo | Quebrada Blanca | Duck Pond | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | 25,803 | 123,058 | - | (8,076) | 140,785 |
| Non-cash items | 18,101 | 65,303 | - | 150 | 83,554 |
| | 43,904 | 188,361 | - | (7,926) | 224,339 |
| Net change in non-cash working capital items | 5,191 | 1,780 | - | (3,618) | 3,353 |
| | 49,095 | 190,141 | - | (11,544) | 227,692 |
| Financing activities | | | | | |
| Dividends on common shares | - | - | - | (12,384) | (12,384) |
| Repayments of capital leases | - | (1,626) | - | - | (1,626) |
| Payments of non-controlling interests | - | (32,687) | - | - | (32,687) |
| Payment of copper price participation to ENAMI | - | (5,916) | - | - | (5,916) |
| Common shares issued | - | - | - | 5,800 | 5,800 |
| Foreign exchange and other | (155) | (443) | - | (685) | (1,283) |
| | (155) | (40,672) | - | (7,269) | (48,096) |
| Investing activities | | | | | |
| Payment of copper price participation | - | - | - | (10,000) | (10,000) |
| Property, plant and equipment | (5,403) | (1,603) | - | (9,377) | (17,026) |
| Mineral property development | - | - | - | (16,081) | (16,383) |
| Proceeds on disposal of property, plant and equipment | 3 | - | - | 223 | 226 |
| | (5,400) | (1,603) | - | (35,235) | (42,238) |
| Inter-segment distributions to corporate | (370) | (107,146) | - | 107,516 | - |
| Increase in cash for the period | 43,170 | 40,720 | - | 53,468 | 137,358 |
| Cash – beginning of period | 45,224 | 37,805 | - | 278,234 | 361,263 |
| Cash – end of period | 88,394 | 78,525 | - | 331,702 | 498,621 |

*See accompanying notes to interim consolidated financial statements.*



AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

**For the three and six month periods ended June 30, 2007 and 2006**
**(In thousands of United States dollars except where otherwise noted)**
**(Unaudited)**

## 1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2006. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2006.

## 2. Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2007, Aur adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

Under these new standards, all financial instruments, including derivatives are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses from both items are included in earnings.

In accordance with the provisions of these new standards, Aur reflected the following adjustments as of January 1, 2007:

- An increase of $179.9 million to "Unrealized losses on zinc forward sales agreement" in the liabilities section, and an opening adjustment of $179.9 million to "Accumulated other comprehensive income" in the shareholders' equity section of the consolidated balance sheet. These adjustments consisted entirely of forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond Mine. (See Note 10)

The adoption of these new standards had no impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.



Additionally, deferred financing costs which had been previously capitalized and amortized over the term of the related debt facility are now expensed as incurred. The retrospective application of this policy to January 1, 2006 resulted in a decrease in other assets and opening retained earnings of $1,070.

3. **Purchase of additional interest in Andacollo**

On January 18, 2007, Aur purchased CMP's 30% interest in the Series A shares of Compañía Minera Carmen de Andacollo ("CDA") for $103.0 million in cash. This increased Aur's economic interest in CDA from 63% to 90% effective January 1, 2007 with ENAMI holding the remaining 10%. This transaction was accounted for as a step purchase with the excess of the consideration paid over the fair value of the net assets acquired being allocated to property, plant and équipment.

4. **Inventories and prepaid expenses**

| | June 30 2007 | December 31 2006 |
|---|---|---|
| | **$** | $ |
| Cathode copper | **3,054** | 2,347 |
| In-process inventories | **60,319** | 52,090 |
| Mine supplies | **17,913** | 14,338 |
| Prepaid expenses and deposits | **1,615** | 4,086 |
| | **82,901** | 72,861 |

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories was $313 (2006 - $401) and $6,353 (2006 - $5,594), respectively.

5. **Long-term copper inventory and other**

| | June 30 2007 | December 31 2006 |
|---|---|---|
| | **$** | $ |
| Long-term in-process copper inventory | **18,747** | 18,747 |
| Deferred charges | **659** | - |
| Advances to Quebrada Blanca minesite employees | **1,433** | 2,271 |
| Letters of credit | **3,870** | 3,570 |
| | **24,709** | 24,588 |

6. **Copper price participations**

(i) **Andacollo**

ENAMI is entitled to receive from dividends declared by CDA, in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. CDA has determined that no dividends will be declared in 2007, 2008 and 2009 as cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit which is scheduled to begin production by late 2009. As at December 31, 2006, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional



payment were, respectively, as follows: $1.47 to $1.58 per pound, 1%; $1.59 to $1.72 per pound, 2%; $1.73 to $1.85 per pound, 3%; $1.86 to $1.99 per pound, 4%; $2.00 or greater per pound, 5%.

(ii) **Quebrada Blanca**

Teck Cominco Limited ("Teck"). is entitled to a copper price participation of $2.5 million quarterly beginning in 2007 to a maximum of $10 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.30 per pound at December 31, 2006. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004, $10 million on January 6, 2006 for 2005 and $10 million on January 10, 2007 for 2006 as the copper price exceeded the threshold amount in those years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On April 19, 2007, the $2.5 million quarterly payment for 2007 was made. During the second quarter of 2007, an additional $2.5 million was accrued and was paid on July 9, 2007.

ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year up to a cumulative total of $50.8 million. The average realized copper price for 2006 exceeded the inflation adjusted copper price for the year. Accordingly, a $32.1 million liability to ENAMI was accrued at December 31, 2006, representing the 2006 obligation with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. The price participation amount payable to ENAMI for the year 2006 of $32.1 million was paid in April 2007. The final $12.8 million liability to ENAMI has been accrued at June 30, 2007 as the average realized copper price for the first six months of 2007 exceeded the inflation adjusted realized copper price for the period and will be paid to ENAMI in April 2008.

## 7. Senior notes

On March 10, 2003, Aur issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The scheduled principal repayments are as follows:

| | **June 30 2007** | December 31 2006 |
|---|---|---|
| | **$** | $ |
| Current portion | | |
| March 2007 | **-** | 31,250 |
| March 2008 | **31,250** | - |
| | **31,250** | 31,250 |
| Long term portion | | |
| March 2008 | **-** | 31,250 |
| March 2009 | **31,250** | 31,250 |
| March 2010 | **31,250** | 31,250 |
| | **62,500** | 93,750 |
| | **93,750** | 125,000 |



## 8. Revolving credit facility

On January 25, 2007, Aur obtained a four year revolving credit facility that permits borrowings of up to $150 million. The terms of the facility require one of Aur's Chilean subsidiaries to provide cash collateral to the lender equal to the amount outstanding under the facility plus $3 million. The excess interest expenses charged on the facility over the interest income earned on the collateralized cash is expected to be between 0.25% and 0.50% over the term of the facility. At June 30, 2007, $125 million had been drawn on the facility and, accordingly, $128 million was included in restricted cash on the balance sheet.

## 9. Share capital, earnings per share and stock-based compensation

### (a) Issued and outstanding

| | Six months ended June 30 | | | |
|---|---|---|---|---|
| | **2007** | | 2006 | |
| | **Shares** | **Amount** | Shares | Amount |
| | **# 000's** | **$** | # 000's | $ |
| **Common shares** | | | | |
| Balance – beginning of period | **98,159** | **194,629** | 96,306 | 183,654 |
| Share purchase options exercised | **513** | **3,938** | 1,056 | 5,801 |
| Balance – end of period | **98,672** | **198,567** | 97,362 | 189,455 |

### (b) Earnings per common share

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **(i) Basic** | | | | |
| Numerator | | | | |
| Net earnings available to shareholders | **84,125** | 93,904 | **141,945** | 140,659 |
| Denominator (# 000's) | | | | |
| Weighted average number of shares | **98,474** | 96,845 | **98,474** | 96,845 |
| Basic earnings per share | **0.85** | 0.97 | **1.44** | 1.45 |
| **(ii) Diluted** | | | | |
| Numerator | | | | |
| Income available to shareholders | **84,125** | 93,904 | **141,945** | 140,659 |
| Denominator (# 000's) | | | | |
| Weighted average number of shares | **98,474** | 96,845 | **98,474** | 96,845 |
| Potential incremental issuance from stock-based compensation | **18** | 72 | **18** | 72 |
| Potential issuance of shares from purchase options | **628** | 991 | **628** | 991 |
| | **99,120** | 97,908 | **99,120** | 97,908 |
| Diluted earnings per share | **0.85** | 0.96 | **1.43** | 1.44 |



(c) **Stock-based compensation plans**

At June 30, 2007, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange, trading in Canadian dollars, and the Santiago Stock Exchange, trading in United States dollars.

The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2007:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices per share | Shares | Weighted average months remaining | Weighted average exercise price per share | Shares | Weighted average exercise price per share |
| CDN$ | # 000's | # | CDN$ | # 000's | CDN$ |
| 3.30 to 6.96 | 183 | 27 | 6.21 | 41 | 5.71 |
| 7.05 to 11.21 | 419 | 39 | 9.70 | 87 | 11.21 |
| 12.63 to 17.46 | 355 | 47 | 15.51 | 127 | 13.94 |
| 18.25 to 25.51 | 762 | 55 | 22.66 | 185 | 21.57 |
| | 1,719 | | | 440 | |

The number of stock options outstanding at June 30, 2007 represents 1.7% of Aur's issued and outstanding common shares.



The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2007:

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | Shares | Weighted average exercise price per share | Shares | Weighted average exercise price per share |
| | # 000's | CDN$ | # 000's | CDN$ |
| Balance – beginning of period | 1,857 | 14.66 | 1,693 | 11.15 |
| Granted | 100 | 25.13 | 579 | 23.97 |
| Exercised | (238) | 7.36 | (513) | 8.74 |
| Forfeited | - | - | (40) | 7.41 |
| Balance – end of period | 1,719 | 16.28 | 1,719 | 16.28 |

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.32% (2006 – 0.6%), expected volatility of 39% (2006 – 42%), risk-free interest rate of 4.8% (2006 – 4.7%) and expected life of 32 months (2006 – 24 months).

## 10. Accumulated other comprehensive income (loss)

| | Three months ended June 30, 2007 | Six months ended June 30, 2007 |
|---|---|---|
| | $ | $ |
| Balance - beginning of period: | | |
| Unrealized losses on zinc forward sales agreement | (127,083) | (179,860) |
| Other comprehensive income (loss) for the period | (13,087) | 39,690 |
| Balance - end of period | (140,170) | (140,170) |

## 11. Other

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| Hypogene drilling – Quebrada Blanca | 431 | - | 460 | - |
| Interest on obligation under capital leases | 187 | 103 | 388 | 211 |
| Other income | (537) | (48) | (1,534) | (303) |
| Interest and financing costs | 242 | 4 | 276 | 8 |
| Foreign exchange | 242 | (411) | (980) | (902) |
| Loss (gain) on disposal of property, plant and equipment | - | 8 | (56) | (140) |
| Miscellaneous | 20 | 143 | 37 | 204 |
| | 585 | (201) | (1,419) | (922) |



## 12. Supplementary cash flow information

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| Net change in non-cash working capital: | | | | |
| Receivables | **7,798** | 8,427 | **274** | 5,001 |
| Inventories | **(10,014)** | (3,978) | **(10,040)** | (6,155) |
| Accounts payable and accrued liabilities | **(38,455)** | (426) | **(47,820)** | 4,507 |
| | **(40,671)** | 4,023 | **(57,586)** | 3,353 |
| Other information: | | | | |
| Interest paid | **1,714** | 4,219 | **5,933** | 4,219 |
| Income, resource and capital taxes paid | **60,965** | 34,724 | **72,620** | 37,703 |

## 13. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

### Derivatives

In January 2007, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond Mine and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.

Effective January 1, 2007, Aur adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness testing of hedges.

Aur formally documents the relationship between the derivative and hedged item. Aur also notes the risk management objective and strategy for using the derivative, the method for assessing effectiveness and the method of accounting. This process includes linking all derivatives to specific commodities and commitments for forecasted transactions.

Aur will recognize revenue on zinc forward sales contracts when the designated production is delivered to meet the contracted commitment. The average zinc price over the term of each monthly forward contract is used to calculate the revenue from the sale.



Aur's hedging commitments arising from this transaction, which are identified, on a monthly basis, over the period July 2007 through December 2011 and cover the first 75% of estimated scheduled zinc production during the period, are:

| Year | Zinc Forward Sales | | |
|---|---|---|---|
| | Hedge Tonnage | Average Price $/tonne | Average Price $/lb |
| 2007 (July-December) | 12,700 | 1,857 | 0.84 |
| 2008 | 25,900 | 1,723 | 0.78 |
| 2009 | 25,900 | 1,584 | 0.72 |
| 2010 | 25,900 | 1,479 | 0.67 |
| 2011 | 25,900 | 1,393 | 0.63 |
| | 116,300 | 1,579 | 0.72 |

At June 30, 2007, the estimated fair value of Aur's zinc forward sales based on a forward spot price of $1.26 was a loss of $140.2 million.

**14. Contingency**

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. The IRS assessed CMQB with taxes, as of November 11, 2003, of $2.9 million, including interest, penalties and inflation adjustment to such date, together with a reduction of CMQB's tax loss carry forwards in the amount of $20.2 million. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgment confirming the IRS reassessment. CMQB appealed such judgment to the Court of Appeals of Iquique and, in October 2006, the Court of Appeals annulled such judgment. As a result, CMQB's contestation of the original IRS reassessment has been returned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are reasonable and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgment. At this time, the outcome of this judicial procedure cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

**15. Subsequent event**

On July 3, 2007, Teck and Aur announced that Teck had, pursuant to a support agreement between Aur and Teck dated July 3, 2007, agreed to make a C$4.1 billion cash and share offer to acquire all of the outstanding shares of Aur. The formal offer documents were mailed to shareholders and optionholders of Aur on July 17, 2007. The offer expires on August 21, 2007.

